                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                            (Amendment No. ________)1

                                 EautoClaims.com
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  278578-10-.9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 24, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [    ]   Rule 13d-1(b)
                  [ x  ]   Rule 13d-1(c)
                  [    ]   Rule 13d-1(d)





         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 278578-10-9                13G       Page 2  of  5 Pages
          -----------                          -------    --------



1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                     Liviakis Financial Communications, Inc.
--------------------------------------------------------------------------------


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [    ]
                                                                   (b) [ x  ]


--------------------------------------------------------------------------------


3.       SEC USE ONLY


--------------------------------------------------------------------------------


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   California
--------------------------------------------------------------------------------


 NUMBER OF               5.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                         1,615,200 (a)
                         -------------------------------------------------------
 OWNED BY
   EACH                  6.       SHARED VOTING POWER              -0-
                         -------------------------------------------------------
 REPORTING
PERSON WITH              7.       SOLE DISPOSITIVE POWER    1,615,200 (a)
                         -------------------------------------------------------

                         8.       SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,615,200 (a)
--------------------------------------------------------------------------------


10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                         [ x ] (a)


--------------------------------------------------------------------------------


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                     14.48%
--------------------------------------------------------------------------------


12.      TYPE OF REPORTING PERSON

                                       CO
--------------------------------------------------------------------------------

(a) In accordance with terms and conditions of Consulting Agreement between issuer and reporting person as executed by issuer on March 2, 2000 and as subsequently amended on September 18, 2000 and deemed by the parties to be effective commencing May 1, 2000 and terminating February 28, 2001, issuer became obligated to issue to reporting person an aggregate of 2,019,000 shares of which 1,980,000 were issued with certificate dated May 24, 2000 with the balance of 39,000 shares issued with certificate dated August 24, 2000. Subsequent to such issuance reporting persons retained voting and dispositive power over 1,615,200 shares after giving effect to the disposition of 201,900 issuer shares to each of two executive officers of reporting person, neither of whom are directors or stockholders of reporting person.


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                                                  Page 3        of   5  Pages
                                                  -------------    -------------

Item 1(a).        Name of Issuer:

                   EautoClaims.com
                  --------------------------------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

                   2708 Alt 19 North, Suite 604, Palm Harbor, Florida 34683
                  --------------------------------------------------------------

Item 2(a).        Name of Person Filing:

                   Liviakis Financial Communications, Inc.
                  --------------------------------------------------------------

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  415 Miller Avenue, 3rd Floor, Mill Valley, California   94941
                  --------------------------------------------------------------

Item 2(c).        Citizenship:

                   CA
                  --------------------------------------------------------------

Item 2(d)         Title of Class of Securities:

                   Common Stock, $.001 Par Value
                  --------------------------------------------------------------

Item 2(e).        CUSIP Number:

                   278578-10-9
                  --------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)       [  ]  Broker or dealer registered under Section 15 of the
                        Exchange Act.
        (b)       [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)       [  ]  Insurance company as defined in Section 3(a)(19) of the
                        Exchange Act.
        (d)       [  ]  Investment company registered under Section 8 of the
                        Investment Company Act.
        (e)       [  ]  An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E);
        (f)       [  ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
        (g)       [  ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)'
        (h)       [  ]  A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
        (i)       [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
        (j)       [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)       Amount beneficially owned:
                   1,615,200
                  --------------------------------------------------------------
        (b)       Percent of class:
                   14.48%
                  --------------------------------------------------------------
        (c)       Number of shares as to which such person has:
        (i)       Sole power to vote or to direct the vote          1,615,200
                                                           ---------------------
        (ii)      Shared power to vote or to direct the vote           -0-
                                                           ---------------------
        (iii)     Sole power to dispose or to direct the
                  disposition of                                    1,615,200
                                                           ---------------------
        (iv)      Shared power to dispose or to direct the
                  disposition of                                       -0-
                                                           ---------------------



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                                                   Page 4        of  5  Pages
                                                   -------------    ------------

Item 5.         Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.         Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.         Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.        Certifications.

         (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." - N/A

         (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

                  "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."



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                                                  Page 5       of   5  Pages
                                                  ------------    -------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         January 29, 2001
                                        -----------------------
                                               (Date)

                                         LIVIAKIS FINANCIAL COMMUNICATIONS, INC.

                                         By: /John M. Liviakis/
                                         ---------------------------------------
                                               (Signature)


                                         John M. Liviakis, President
                                         -------------------------------------
                                                 (Name/Title)




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

                  Attention.        Intentional misstatements or omissions of
         fact constitute federal criminal violations (see 18 U.S.C. 1001).

1.       Security and Issuer.

         The title of the class of equity  securities to which this Statement on
Schedule 13D relates is common stock, $.001 par value (the "Common Stock"), issued by EautoClaims.com, a Delaware corporation (the "Corporation"). The principal offices of the Corporation are located at 2708 Alt 19 North, Suite 604, Palm Harbor, Florida 34683.

2.       Identify and Background.

         This Statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC").

         LFC's principal business is as a consultant in the areas of financial and investor public relations and communications. LFC's principal business and principal office address is 495 Miller Avenue, 3rd Fl., Mill Valley, CA 94941

         LFC's President is John M. Liviakis ("JML"), and its Treasurer, Chief Financial Officer and Secretary is Renee A. Liviakis ("RAL"). JML and RAL are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML and RAL. JML and RAL are LFC's only directors and JML and RAL are its sole stockholders. JML and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

         During the past five years none of LFC, JML and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       Source and Amount of Funds or Other Consideration.

         This Schedule 13G is being filed to report the issuance of an aggregate of 1,980,000 shares of Common Stock issued on May 24, 2000 and an additional 39,000 shares issued on August 24, 2000 which the Corporation was obligated to issue to LFC pursuant to a Consulting Agreement dated as originally effective as of February 1, 2000 and subsequently amended to be effective May 1, 2000 by and between the Corporation and LFC (the "Consulting Agreement"). Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, and related services for the Corporation through February 28, 2001. A copy of the Consulting Agreement as amended to date is filed as Exhibit "A" to this Schedule 13G. All references to the Consulting Agreement, unless otherwise indicated, include Amendment No. 1 dated September 18, 2000.

4.       Purpose of Transaction.

         The shares of Common Stock heretofore referred to in Item 5(a) on Page 2 were to be issued by the Corporation to LFC for consulting services rendered and to be rendered by LFC pursuant to the Consulting Agreement.

         LFC has no plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any material change in the present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination or registration pursuant to Section

12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.       Interest in Securities of the Issuer.

         LFC expects to have the sole power to direct the vote or disposition of 1,584,000 shares of Common Stock to be issued by the Corporation to LFC pursuant to the Consulting Agreement. LFC would exercise its power to direct the vote or disposition of such securities through its officers and directors, JML and RAL.

         The 1,615,200 shares of Common Stock that LFC retains pursuant to the Consulting Agreement, and as to which LFC expects to have the sole power to direct the vote or disposition, represent approximately 14.48% of the class of securities. The calculation of the percentage of the class of Common Stock is based on the 11,158,096 shares of Common Stock which the Corporation reported as outstanding as of October 31, 2000 in its Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2000.

         During the past sixty days, LFC has not engaged in any transactions in Common Stock of the Corporaiton other than entering into the Consulting Agreement.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Corporation entered into the Consulting Agreement with LFC and agreed therein to issue 2,019,000 shares of Common stock to LFC in consideration for consulting services performed by LFC pursuant to the Consulting Agreement through February 28, 2001. See also Item 5(a) on Page 2.

         Except  for  the   Consulting   Agreement   there  are  no   contracts,
arrangements, understandings or relationships between LFC and any other persons with respect to any securities of the Corporation.

7.       Material to be Filed as Exhibits.

         Exhibit A - Consulting Agreement, dated February 1, 2000 as amended September 18, 2000 and as effective May 1, 2000, by and between the Corporation and LFC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 29, 2001                  Liviakis Financial Communications, Inc.



                                         By /John M. Liviakis/
                                         ---------------------------------------
                                         John M. Liviakis, President